# PuffCuff LLC

(a Delaware Limited Liability Company)

**Reviewed Financial Statements**

As of the years ended December 31, 2022 and December 31, 2021

Reviewed by:

Alice.CPA LLC

A New Jersey CPA Company

# Financial Statements

## PuffCuff LLC

Table of Contents

Independent Accountant's Review Report

March 12, 2024
To: Board of Directors of PuffCuff LLC
Attn: Garrett Lash, CEO
Re: 2022-2021 Financial Statement Review – PuffCuff LLC

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of PuffCuff LLC and subsidiary (the "Company"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021 and the related statements of income, equity, and cash flows for the period of January 1, 2021 through December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of PuffCuff LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
March 12, 2024

PuffCuff LLC
BALANCE SHEETS
December 31, 2022 and 2021
(Unaudited)

| ASSETS | 2022 | 2021 |
|---|---|---|
| **Current Assets** | | |
| Cash and cash equivalents | 178,691 | 12,866 |
| Accounts receivable | 6,775 | 93,489 |
| Inventory | 220,834 | 224,237 |
| Total Current Assets | 406,300 | 330,592 |
| **Property and Equipment** | | |
| Furniture and equipment | 38,829 | 21,947 |
| Computers | 13,070 | 13,070 |
| Tools and molds | 107,486 | 107,486 |
| Leasehold improvements | 21,205 | 4,400 |
| Accumulated depreciation and amortization | (112,903) | (88,900) |
| Net Property and Equipment | 67,688 | 58,003 |
| **Other Assets** | | |
| Operating lease right of use assets | 406,516 | - |
| Investments | 2,258 | 2,258 |
| Due from shareholder | 290,636 | 150,000 |
| Due from affiliates | 80,442 | 50,935 |
| Deposits | 22,641 | 11,932 |
| Other assets | 90,000 | 120,143 |
| Total Other Assets | 892,494 | 335,268 |
| Total Assets | $ 1,366,482 | $ 723,864 |

The accompanying footnotes are an integral part of these financial statements.

PuffCuff LLC
BALANCE SHEETS (CONTINUED)
December 31, 2022 and 2021
(Unaudited)

| | 2022 | 2021 |
|---|---|---|
| LIABILITIES AND MEMBER'S EQUITY (DEFICIT) | | |
| Current Liabilities | | |
| Accounts payable | 91,850 | 85,549 |
| Accrued expenses | 11,190 | 23,948 |
| Current portion of notes payable | 13,237 | 30,762 |
| Current portion of operating lease liabilities | 54,177 | - |
| Total Current Liabilities | 170,453 | 140,259 |
| Long-Term Liabilities | | |
| Accrued interest | 66,452 | 10,345 |
| Notes payable, net of current portion | 2,363,435 | 823,908 |
| Operating Lease liabilities, net of current portion | 358,656 | - |
| Total Long-Term Liabilities | 2,788,542 | 834,253 |
| Total Liabilities | 2,958,996 | 974,513 |
| Member's Equity (Deficit) | | |
| SAFEs | 174,409 | 174,409 |
| Accumulated Deficit | (1,766,923) | (425,058) |
| Total Member's Deficit | (1,592,514) | (250,649) |
| Total Liabilities and Stockholders' Deficit | $ 1,366,482 | $ 723,864 |

The accompanying footnotes are an integral part of these financial statements.

PuffCuff LLC
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2022 and 2021
(Unaudited)

| | 2022 | 2021 |
|---|---|---|
| Revenues, net | $ 689,868 | $ 1,522,537 |
| Cost of goods sold | 381,844 | 505,571 |
| Gross profit | 308,023 | 1,016,966 |
| Operating expenses | | |
| Advertising | 364,361 | 478,487 |
| Salaries and wages | 450,893 | 409,939 |
| Contract labor | 64,616 | 27,000 |
| Professional fees | 118,771 | 94,571 |
| General and administrative | 257,447 | 145,668 |
| Rent | 103,946 | 36,453 |
| Depreciation and amortization | 24,003 | 17,355 |
| Total operating expenses | 1,384,036 | 1,209,474 |
| Other (income) expense | | |
| Interest expense | 112,518 | 45,071 |
| Litigation settlement | 75,000 | - |
| Other income | (22,791) | (67,321) |
| Total other (income) expense | 164,727 | (22,251) |
| Net Loss | $ (1,240,740) | $ (170,257) |

The accompanying footnotes are an integral part of these financial statements.

PuffCuff LLC

STATEMENTS OF CHANGES IN MEMBER'S DEFICIT

For the Years Ended December 31, 2022 and 2021

(Unaudited)

| | SAFEs | Accumulated Deficit | Total Member's Deficit |
|---|---|---|---|
| Balance as of December 31, 2020 | $ 174,409 | $ (171,175) | $ 3,234 |
| Shareholder distributions | - | (83,626) | (83,626) |
| Net loss | - | (170,257) | (170,257) |
| Balance as of December 31, 2021 | 174,409 | (425,058) | (250,649) |
| Shareholder distributions | - | (101,126) | (101,126) |
| Net loss | - | (1,240,740) | (1,240,740) |
| Balance as of December 31, 2022 | $ 174,409 | $ (1,766,923) | $ (1,592,514) |

The accompanying footnotes are an integral part of these financial statements.

PuffCuff LLC

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2022 and 2021

(Unaudited)

| | 2022 | 2021 |
|---|---|---|
| Cash Flows from Operating Activities | | |
| Net Income (Loss) | $ (1,240,740) | $ (170,257) |
| Adjustments to reconcile net income (loss) to net cash provided by operations: | | |
| Accrued interest | 56,106 | 7,171 |
| Depreciation and amortization | 24,003 | 17,355 |
| ROU asset and lease liabilities | 6,317 | - |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | 86,714 | (91,789) |
| Inventory | 3,402 | (144,482) |
| Deposits | (10,709) | (8,200) |
| Other assets | 30,143 | - |
| Accounts payable | 6,300 | 635 |
| Accrued expenses | 12,758) | 4,262 |
| Net cash provided by (used in) operating activities | (1,051,220) | (385,305) |
| | | |
| Cash Flows from Investing Activities | | |
| Purchase of property and equipment | (33,687) | (34,328) |
| Purchase of investments | - | (1,258) |
| Advances to shareholder | (140,636) | (60,000) |
| Advances to affiliates | (29,507) | (50,050) |
| Net cash used in investing activities | (203,830) | (145,636) |
| | | |
| Cash Flows from Financing Activities | | |
| Net borrowings on notes payable | 1,522,001 | 440,719 |
| Shareholder distributions | (101,126) | (83,626) |
| Receipt of SAFEs receivable | - | 155,347 |
| Net cash used in financing activities | 1,420,876 | 512,440 |
| Net change in cash and cash equivalents | 165,825 | (18,501) |
| | | |
| Cash and cash equivalents at beginning of year | 12,866 | 31,367 |
| Cash and cash equivalents at end of year | $ 178,691 | $ 12,866 |

The accompanying footnotes are an integral part of these financial statements.

# PuffCuff LLC
# Notes to Unaudited Financial Statements
# December 31, 2022 and 2021
# (Unaudited)

## Note 1 – Organization and Nature of Business

PUFFCUFF, LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on August 5, 2013. The Company sells products that provide a convenient, reliable alternative to elastic bands for those with thick, textured, or curly hair. The Company's headquarters are in Marietta, Georgia. The company began operations in 2013.

As of December 31, 2022, the Company had negative working capital and may incur additional losses prior to generating positive working capital. These matters raise concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue producing activities if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## Note 2 – Summary of Significant Accounting Policies

### Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2022 and 2021, the Company did not have any cash equivalents.

### Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of trade receivables recorded at original invoice amount less an estimated allowance for uncollectable accounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest, although a finance charge may be applied to receivables that are past due. Trade receivables are periodically evaluated for collectability based on past credit history with customers and their current financial condition. Changes in the estimated collectability of trade receivables that are deemed uncollectible are recorded against the allowance and the estimate is revised accordingly. The Company does not require collateral for trade receivables. As of December 31, 2022 and 2021 the allowance for doubtful accounts was $0.

### Inventory

Inventory is stated at lower of cost or market using the first-in first out method. The Company's inventory does not expire or become obsolete, therefore, historically the Company has not lost inventory to spoilage. Slow moving inventory is analyzed for market impairment. For the years ended December 31, 2022 and 2021 the Company recognized no impairments on inventory.

### Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the useful lives of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation and amortization are computed using the straight-line method over the estimated economic useful lives of the assets.

| | |
|---|---|
| Furniture and equipment | 5 - 7 years |
| Computers | 5 years |
| Tools and molds | 7 years |
| Leasehold improvements | Length of lease |

### Intangible Assets

Amortizing intangible assets generally represents the cost of software, website development costs and intellectual property acquired. The Company periodically reviews identifiable intangibles for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

If the carrying amounts of the assets exceed their respective fair values, additional impairment tests are performed to measure the amount of the impairment loss, if any.

Long-Lived Assets
Management periodically reviews long-lived assets, consisting primarily of property and equipment with finite lives, for impairment. In analyzing potential impairment, management uses projections of future undiscounted cash flows from the assets. These projections are based on management's view of growth rates for the related business, anticipated future economic conditions. If the undiscounted cash flows indicate impairment, management would estimate fair value. Estimate fair values would take into account appropriate discounts of the cash flows for risk or other estimates of fair value. Management believes that these estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. There was no impairment of long-lived assets with definite lives in 2022.

Security Deposits
The Company has paid security deposits for leased office space. These deposits are refundable to the Company upon expiration of the lease.

Compensated Absences
The Company's policy is to recognize costs for sick time and personal time off when paid. As such no accrual has been needed in the accompanying financial statements.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company applies the following five-step model in order to determine this amount:

i. Identification of the promised goods in the contract;
ii. Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;
iii. Measurement of the transaction price, including the constraint of variable consideration;
iv. Allocation of the transaction price of the performance obligations; and
v. Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. The Company sells products that provide a convenient, reliable alternative to elastic bands for those with thick, textured, or curly hair. The Company's performance obligation is satisfied when the goods have been delivered, which is at a point in time.

Deferred revenue relates to product sales paid, partially or in full, prior to delivery to customers. Deferred revenues are expected to be earned within the next 12 months and therefore recorded as a current liability on the accompanying balance sheet. As if December 31, 2022 and 2021, the Company has no deferred revenue.

Shipping and Handling Costs
Amounts billed to customers for shipping and handling is included as a component of revenue. Amounts paid by the Company for freight charges are included as a component of cost of revenues.

Advertising
The Company expenses advertising costs as they are incurred.

Leases

The Company determines if a contract is classified a lease at the contract's inception. Lease agreements are evaluated to determine whether the lease is a finance or operating lease. Right-of-use (ROU) assets and lease liabilities are recognized at the commencement date based on the net present value of lease payments over the lease term. The Company's leases do not provide an implicit rate; therefore, the Company uses its incremental borrowing rate, based on the information available at the commencement date to determine the present value of the lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the accompanying balance sheet and are recognized as lease expense on a straight-line basis over the lease term. Leases primarily consist of facilities and office space.

Income Taxes

The Company has elected Subchapter S Corporation status under federal income tax regulations, whereby no income taxes are levied on the Company, rather such taxes are levied on the individual shareholders. Therefore, no provision or liability for federal income taxes has been reflected in the accompanying financial statements.

Accounting Pronouncements Adopted in 2022

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. Adoption of the new guidance resulted in right-of-use ("ROU") assets and lease liabilities being recorded as of January 1, 2022. Presentation on the income statement has not been impacted for existing operating and finances leases.

As part of the adoption process the Company made the following elections:

- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate based on the information available at commencement date in determining the present value of lease payments. Refer to Note 11 to our financial statements for further disclosures regarding the impact of adopting this standard.

Note 3 – Liquidity and Going Concern Considerations

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company sustained a net loss of approximately $1.18 million for the year ended December 31, 2022 and has an accumulated deficit of approximately $1.7 million. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company is working towards a plan which should enable its ability to grow. During the first quarter of 2024, the Company is in the process of a crowd funding raise of $1.2 million.

Management believes that the continuation of its current operating performance will provide the opportunity to obtain both short and long-term financing. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 4 - Investments

The Company has invested in other businesses that raised capital under regulation CF. These investments consist of Simple Agreements for Future Equity (SAFEs) and preferred shares. In accordance with FASB ASC 321-10, the investments do not have a readily determinable fair value, and are therefore recorded at cost, net of any impairment or price changes that are observed during the year for the issuance of new securities similar to those held by the Company. The aggregate carrying amount of investments is as follows for December 31,:

| | 2022 | 2021 |
|---|---|---|
| Gross carrying amount | $ 2,258 | $ 1,000 |

| | | |
|---|---|---|
| Additional investment acquisitions | - | 1,258 |
| Impairment | - | - |
| Upward(downward) price adjustments | - | - |
| Net carrying amount | $ 2,258 | $ 2,258 |

Note 5 – Due from shareholder/member
The Company from time to time has advanced funds to the member. The advances have no specific repayment terms and therefore are included as a noncurrent asset on the accompanying balance sheets. As of December 31, 2022 and December 31, 2021, outstanding balance owed to the Company from the member was $290,636 and $150,000, respectively. During 2022 the advances accrued interest at the applicable federal rates. Interest income for 2022 totaled $2,886.

Note 6 – Due from affiliates
The Company has advanced funds to Myden Smalls, an entity related by common ownership. The advances have no specific repayment terms and therefore are included as a noncurrent asset on the accompanying balance sheets. As of December 31, 2022 and December 31, 2021, outstanding balance owed to the Company from Myden Smalls was $47,898 and $34,228, respectively. The advances are non-interest bearing.

The Company has advanced funds to PAN Products, an entity related by common ownership. The advances have no specific repayment terms and therefore are included as a noncurrent asset on the accompanying balance sheets. As of December 31, 2022 and December 31, 2021, outstanding balance owed to the Company from PAN Products was $32,544 and $16,707, respectively. The advances are non-interest bearing.

Note 7 – Deposits
The Company has security deposits for leased facilities totaling $22,641 and $11,932, as of December 31, 2022 and 2021, respectively. These deposits are refundable at the expiration of the lease agreement and therefore included as noncurrent assets on the accompanying balance sheets.

Note 8 – Other assets
Other assets consist of revenue loan financing costs. These costs are amortized ratably over the loan repayment term. See Note 9 for additional revenue loan information.

Note 9 – Notes Payable
Regions
In August 2019, the Company obtained a loan with Regions bank for up to $100,000. The loan bears interest at 10%. The loan matures on August 22, 2029. Monthly repayments vary based on the amount of disbursements made and the remaining loan length. As of December 31, 2022 the outstanding principal balance was $74,508 and $100,000, respectively. As of December 31, 2022 the monthly loan repayment amount was $1,571

Small Business Administration's (SBA)
In 2020, the Company obtained a loan from the SBA's COVID-19 Economic Injury Disaster Loan (EIDL) program. The EIDL bears interest at 3.75% and Payments are deferred for the first 2 years (during which interest will accrue), and payments of principal and interest are made over the remaining loan term. No penalty for prepayment. The original loan amount was $150,000. During 2022 and 2021 the Company received additional advances of $1,594,400 and $100,300, respectively. As of December 31, 2022 the outstanding principal balance was $1,844,700 and $250,300, respectively. Accrued interest as of December 31, 2022 and 2021 totaled $66,452 and $10,345, respectively. Interest only payments began in 2023.

PayPal
In July 2021, the Company obtained a revenue-based loan with PayPal for $61,000. The loan fee was $6,923 and was recognized at the loan origination as the repayments were expected to be completed in less than 12 months based on historical activity. Loan repayments are 15% of revenue processed through PayPal with a

minimum payment of $6,792 every 90 days. As of December 31, 2022 and 2021 the outstanding loan balance was $27,164 and 52,144, respectively.

1863 Venture Funding
In July 2021, the Company obtained a revenue-based loan with 1863 Venture Funding for $300,000. The loan fee was $120,000 and is recognized ratably over the loan repayment period. Loan repayments are 3% of revenues monthly. The loan has an optional conversion date of October 1, 2026.

At any time on or after the Optional Conversion Date or upon the occurrence of an Event of Default that exists beyond the applicable cure period, the lender shall, at its sole option, pursuant to a written notice to the Company, be entitled to convert the Repayment Amount outstanding under this Note into duly authorized, validly issued, fully paid and nonassessable shares of Preferred Equity, the aggregate liquidation preference of which shall be equal to or greater than the Repayment Amount outstanding as of the Conversion Date. Upon receipt of such notice, the Company and the lender shall negotiate terms of the Preferred Equity diligently and in good faith.

Conversion upon a Qualified Financing. In the event that the Company issues and sells shares of its Equity Securities to investors ("new investors") on or before the Optional Conversion Date in an equity financing that results in gross proceeds to the Company of at least One Million Dollars ($1,000,000.00) (a "Qualified Financing"), the lender shall, at its sole option, pursuant to a written notice to the Company, be entitled to convert the remaining Repayment Amount outstanding under this Note into such Equity Securities sold in the Qualified Financing at a conversion price equal to the cash price paid per unit by the new investors for Equity Securities in the Qualified Financing multiplied by .9. Said conversion hereunder shall also be exercised by lender upon the unanimous vote of new investors in a Qualified Financing whose investment in the Company is contingent upon the conversion of this Note, which securities offering has otherwise been approved by the Board of Managers. The issuance of Equity Securities pursuant to a Conversion shall be upon and subject to the same terms and conditions applicable to the Equity Securities sold in the Qualified Financing.

As of December 31, 2022 and 2021 the outstanding loan balance was $403,856 and $420,000, respectively.

Ascentium Capital
In August 2021, the Company financed the purchase of equipment for Myden Smalls totaling $34,095. The loan bears interest at 8.77% and requires monthly repayments of $704. The equipment ownership was transferred Myden Smalls for product distribution operations. As of December 31, 2022 and 2021 the outstanding loan balance was $26,444 and $32,256, respectively.

Future principal repayments are as follows:

| For the Years Ending December 31, | | |
|---|---|---|
| 2023 | $ | 13,237 |
| 2024 | | 18,239 |
| 2025 | | 18,875 |
| 2026 | | 16,775 |
| 2027 | | 11,275 |
| Thereafter | | 1,867,251 |

** PayPal and 1863 Venture Funding repayments excluded as repayments based on future revenues.
** SBA Loan recognized fully in Thereafter total.

Note 10 – Member's Equity
SAFEs
In 2020 the Company completed a reg CF capital campaign and issued $174,409 in SAFEs.

The SAFEs convert upon a future equity financing resulting in proceeds to the Company of greater than $1,000,000 (each an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information

rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

The SAFEs have a valuation cap of $5,000,000 with a 15% discount rate. As of December 31, 2022 the SAFEs have not been converted.

Member Distributions
During 2022 and 2021 the member took distributions totaling $101,126 and $83,626, respectively.

## Note 11 – Leases

The Company has operating leases for office space. The lease has a term of 7 years. Leases with an initial term of 12 months or less are not recorded in the balance sheets and we recognize lease expense for these leases on a straight-line basis over the lease term. The Company has operating lease costs of $97,629 year ended December 31, 2022. The financial statements for years before January 1, 2022 are not presented on the same accounting basis with respect to leases.

Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2022, by year and in the aggregate, are as follows:

| For the Years Ending December 31, | | |
|---|---|---|
| 2023 | $ | 74,818 |
| 2024 | | 77,063 |
| 2025 | | 79,375 |
| 2026 | | 81,756 |
| 2027 | | 84,209 |
| Thereafter | | 93,980 |
| Total Payments | | 491,200 |
| Less interest | | 78,367 |
| Present value of lease liabilities | $ | 412,833 |
| | | |
| Discount interest rate: | | 5% |
| Remaining lease length | | 73 months |

## Note 12 – Legal

Litigation Settlement
In 2022, the Company settled an outstanding legal claim that resulted in a payment of $75,000.

From time to time, the Company may become subject to threatened and/or asserted claims arising in the ordinary course of business. As of December 31, 2022, management is not aware of any matters, either individually or in the aggregate, that are reasonably likely to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

## Note 13 – Other Income

Other income consists of employee retention credits received during the year and other banking and credit card rebates and rewards.

## Note 14 – Subsequent Events

In March 2023, the Company received a line of credit from Goldman Sachs for $66,500. The line of credit bears interest at 8.99% and matures December 31, 2024.

In May 2023, the Company received a revenue loan from Amazon for $23,000, in August 2023 the loan was modified to $52,000 resulting in an additional advancement of $29,000. The loan bears interest at 13.99% and matures January 1, 2025.

In January 2024 received a revenue loan from SBG Financing for $14,210. The loan bears interest at 11% and matures at the earlier of: (a) the date on which the full amount sold, and any other fees or amounts due under

this Agreement, have been received; or (b) the date that is three years from the effective date of the agreement.

In November 2023, the Company received a revenue loan from Shopify for $9,400, in March 2024 the Company received an additional advancement of $6,600. The loan bears a repayment rate of 17% of daily sales and the Borrower promises to make daily payments until the total payment amount is received by the lender.

Date of Management's Review
The financial statements include management's evaluation and consideration of events and transactions that have occurred subsequent to the date of the financial statements through March 12, 2024, the date at which these financial statements were available to be issued.